AMTD Global Markets Limited

23/F-25/F Nexxus Building

41 Connaught Road Central

Hong Kong

Loop Capital Markets LLC

111 W. Jackson Boulevard, Suite 1901

Chicago, Illinois 60604

United States

June 23, 2020

VIA EDGAR

Ms. Claire Erlanger

Mr. Charles Eastman

Ms. Asia Timmons-Pierce

Mr. Thomas Jones

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Ebang International Holdings Inc. (CIK No. 0001799290)

Registration Statement on Form F-1, as amended (File No. 333-237843)

Ladies and Gentlemen:

We hereby join Ebang International Holdings Inc. (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 4:00 p.m., Eastern Time, on June 25, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that, through the date hereof, 175 copies of the Company’s preliminary prospectus dated June 17, 2020 were distributed to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature pages follow]

Very truly yours,

As a representative of the several underwriters

AMTD Global Markets Limited

By:	/s/ Cheung Ming Lin

Name in Print: Cheung Ming Lin
Title:	Managing Director

[Signature Page to the Acceleration Request]

Very truly yours,

As a representative of the several underwriters

Loop Capital Markets LLC

By:	/s/ Sidney Dillard

Name in Print: Sidney Dillard
Title:	Partner

[Signature Page to the Acceleration Request]